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                                UNITED STATES                                  OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION                  OMB NUMBER:      3235-0145
                            WASHINGTON, D.C. 20549                        Expires:  October 31, 1994
                                                                          Estimated average burden
                                 SCHEDULE 13D                             hours per form ......14.90
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                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                         STANDARD BRANDS PAINT COMPANY
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)

                                  853156 10 7
                                (CUSIP Number)

                                Susan L. Harris
       Vice President, General Counsel - Corporate Affairs and Secretary
    1 SunAmerica Center, Century City, Los Angeles, CA 90067 (310) 772-6540
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 23, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D



CUSIP No. 853156 10 7                                               PAGE 2 OF 7

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            SunAmerica Inc. (86-0176061)

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
            Not Applicable

        3   SEC USE ONLY

        4   SOURCE OF FUNDS*
            Not Applicable

        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  / /
            Not Applicable

        6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Maryland

                        7   SOLE VOTING POWER
                            1,869,063
          NUMBER OF
           SHARES       8   SHARED VOTING POWER
        BENEFICIALLY        None, unless Reporting Person is deemed to share
          OWNED BY          voting power on the shares described in Item 7
            EACH            above with any of the other Reporting Persons
          REPORTING         herein described by reason of affiliation.
           PERSON
            WITH        9   SOLE DISPOSITIVE POWER
                            1,869,063

                       10   SHARED DISPOSITIVE POWER
                            None, unless Reporting Person is deemed to share voting power on the shares described in Item 9 above with any of the other Reporting Persons herein described by reason of affiliation.

        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,869,063

        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         / /
            Not Applicable

        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.35%

        14  TYPE OF REPORTING PERSON*
            CO/HC

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP No. 853156 10 7                                              PAGE 3 OF 7

        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Anchor National Life Insurance Company (86-0198983), which is a subsidiary of Sun Life Insurance Company of America, which is described on page 4 hereof, which is a subsidiary of SunAmerica Inc.

        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                         (b) / /
                Not Applicable

        3       SEC USE ONLY

        4       SOURCE OF FUNDS*
                Not Applicable

        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               / /
                Not Applicable

        6       CITIZENSHIP OR PLACE OF ORGANIZATION
                California

                        7       SOLE VOTING POWER
                                637
    NUMBER OF
     SHARES             8       SHARED VOTING POWER
  BENEFICIALLY                  None, unless Reporting Person is deemed to
    OWNED BY                    share voting power on the shares described in
      EACH                      Item 7 above with any of the other Reporting
    REPORTING                   Persons herein described by reason of
     PERSON                     affiliation.
      WITH
                        9       SOLE DISPOSITIVE POWER
                                637

                       10       SHARED DISPOSITIVE POWER
                                None, unless Reporting Person is deemed to share voting power on the shares described in
                                Item 9 above with any of the other Reporting
                                Persons herein described by reason of
                                affiliation.

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                637

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
                Not Applicable

        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                .003%

        14      TYPE OF REPORTING PERSON*
                CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     3 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



CUSIP No. 853156 10 7                                               PAGE 4 OF 7

        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Sun Life Insurance Company of America, which is a subsidiary of SunAmerica Inc.

        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                         (b) / /
                Not Applicable

        3       SEC USE ONLY

        4       SOURCE OF FUNDS*
                Not Applicable

        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               / /
                Not Applicable

        6       CITIZENSHIP OR PLACE OF ORGANIZATION
                Arizona

                        7       SOLE VOTING POWER
                                Not Applicable
     NUMBER OF
      SHARES            8       SHARED VOTING POWER
   BENEFICIALLY                 None, unless Reporting Person is deemed to
     OWNED BY                   share voting power on the shares described in
       EACH                     Item 7 above with any of the other Reporting
     REPORTING                  Persons herein described by reason of
      PERSON                    affiliation.
       WITH
                        9       SOLE DISPOSITIVE POWER
                                Not Applicable

                       10       SHARED DISPOSITIVE POWER
                                None, unless Reporting Person is deemed to share voting power on the shares described in
                                Item 9 above with any of the other Reporting
                                Persons herein described by reason of
                                affiliation.

        11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Not Applicable

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
                Not Applicable

        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Not Applicable

        14      TYPE OF REPORTING PERSON*
                CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     4 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



CUSIP No.  853156 10 7                                              PAGE 5 OF 7

        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                SunAmerica Financial, Inc. is indirectly wholly-owned subsidiary of SunAmerica Inc.

        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
                Not Applicable

        3       SEC USE ONLY

        4       SOURCE OF FUNDS*
                Not Applicable

        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               / /
                Not Applicable

        6       CITIZENSHIP OR PLACE OF ORGANIZATION
                Georgia

                        7       SOLE VOTING POWER
                                0
     NUMBER OF
      SHARES            8       SHARED VOTING POWER
   BENEFICIALLY                 None, unless Reporting Person is deemed to
     OWNED BY                   share voting power on the shares described in
       EACH                     Item 7 above with any of the other Reporting
     REPORTING                  Persons herein described by reason of
      PERSON                    affiliation.
       WITH
                        9       SOLE DISPOSITIVE POWER
                                0

                       10       SHARED DISPOSITIVE POWER
                                None, unless Reporting Person is deemed to share voting power on the shares described in
                                Item 9 above with any of the other Reporting
                                Persons herein described by reason of
                                affiliation.

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
                Not Applicable

        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0

        14      TYPE OF REPORTING PERSON*
                CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     5 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
                               AMENDMENT NO. 3


                 This Amendment No. 3 to Schedule 13D (this "Amendment") is filed on behalf of SunAmerica Inc. ("SAI"), Sun Life Insurance Company of America ("Sun Life"), which is a wholly owned subsidiary of SAI, Anchor National Life Insurance Company ("Anchor"), which is a wholly owned subsidiary of Sun Life and SunAmerica Financial, which is an indirect wholly owned subsidiary of SAI.

                The undersigned hereby amend Schedule 13D filed January 17, 1995 relating to Standard Brands Paint Company (the "Issuer") common stock, par value .01% per share (the "Stock"), in the respects hereinafter set forth. Unless otherwise indicated in this Amendment, capitalized terms used herein shall have the same meanings as used or defined in the Registrants' prior filing on Schedule 13D.

ITEM 5 - Interest in Securities of the Issuer.

                 Item 5 is hereby amended to add the following:

                 (a) and (b) SAI is the beneficial owner of 1,869,063 shares of Stock of the Issuer, or 8.35% of the amount reported by the Issuer as outstanding as of July 31, 1994, of which SAI has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all the Stock owned by it, unless it is deemed to share voting power of dispositive power with any other Reporting Person by reason of its affiliation as described herein.

                 Anchor is the beneficial owner of 637 shares of Stock of the Issuer, or .003% of the amount reported by the Issuer as outstanding as of July 31, 1994, of which Anchor has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all the Stock owned by it, unless it is deemed to share voting power or dispositive with any other Reporting Person by reason of its affiliation as described herein.

                                  SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: January 23, 1995                  SUNAMERICA INC.


                                         /s/ JAY S. WINTROB
                                         --------------------------------------
                                         Jay S. Wintrob
                                         Executive Vice President


                                         SUN LIFE INSURANCE COMPANY
                                         OF AMERICA


                                         /s/ JAY S. WINTROB
                                         --------------------------------------
                                         Jay S. Wintrob
                                         Executive Vice President


                                         ANCHOR NATIONAL LIFE
                                         INSURANCE COMPANY


                                         /s/ JAY S. WINTROB
                                         --------------------------------------
                                         Jay S. Wintrob
                                         Executive Vice President


                                         SUNAMERICA FINANCIAL, INC.


                                         /s/ SCOTT L. ROBINSON
                                         --------------------------------------
                                         Scott L. Robinson
                                         Treasurer